Rec'd 7/9/02

02023603

S
E COMMISSION
20549

VF 7-16-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCO POLO SECURITIES INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

632 BROADWAY
(No. and Street)

NEW YORK (City) NY (State) 10012 (Zip Code)

RECD S.E.C.
JUL 09 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUISE C. FORLENZA, CPA, P.C
(Name – *if individual, state last, first, middle name*)

1214 WEST BOSTON POST RD (SUITE 140) (Address), MAMARONECK (City) NY (State) 10543 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 7-18-02

OATH OR AFFIRMATION

I, CLIFFORD H. GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCO POLO SECURITIES, INC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC.

A Wholly-Owned Subsidiary of
Marco Polo Network Ltd.

Financial Statements

December 31, 2001

TABLE OF CONTENTS
December 31, 2001

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York 10543

Tel: 914.834.8175
Fax: 914.381.1679
e-mail:louise_crystal@msn.com

INDEPENDENT AUDITOR'S REPORT

February 25, 2002

To the Board of Directors
Marco Polo Securities Inc.
632 Broadway
New York, New York

I have audited the accompanying statement of financial condition of Marco Polo Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd., as of December 31, 2001, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Polo Securities Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Louise C. Forlenza CPA, P.C.

Marco Polo Securities Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2001

ASSETS	
Current Assets	
Cash	$6,119
TOTAL ASSETS	**$6,119**
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	$0
CAPITAL	
Common Stock	80,704
Paid-in Capital	60,030
	140,734
Deficit, Beginning	(129,185)
Net Loss for the Twelve Months Ended December 31, 2001	(5,430)
Deficit, Ending	(134,615)
TOTAL STOCKHOLDERS' EQUITY	6,119
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$6,119**

Marco Polo Securities Inc.
STATEMENT OF INCOME
For the Twelve Months Ended December 31, 2001

Revenues

Interest Income	$4,922
Total Revenues	$4,922

Expenses

Interest Expense	$977
Regulatory Fees	1,765
Corporation Tax	542
Bank Charges	131
Insurance Expense	1,187
Professional Expense	5,750
Total Expenses	$10,352
Net Loss	**$5,430**

Marco Polo Securities Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
As of December 31, 2001

Balance, January 1, 2001	(129,185.00)	80,704.00	38,880.00	221,643.00		212,042.00
Cash Contributions			(38,880.00)	(161,613.00)		(200,493.00)
2001 Net Losses					(5,430.00)	(5,430.00)
Balance, December 31, 2001	(129,185.00)	80,704.00	-	60,030.00	(5,430.00)	6,119.00

Marco Polo Securities Inc.
STATEMENT OF CASH FLOWS
For the Twelve Months Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($5,430)
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in preferred stocks	(38,800)
Decrease in paid-in capital	(161,613)
Cash used in financing activities	(200,493)
Decrease in Cash	($205,923)
Cash at Beginning of the Year	$212,042
Cash at End of the Year	**$6,119**

NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Marco Polo Securities Inc. (the "Company"), formerly Devine Securities Inc., is a wholly-owned subsidiary of Marco Polo Network Ltd. (the "Parent Company"). Marco Polo Network Ltd. purchased Devine Securities Inc. on October 9, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Securities Transactions

On September 30, 2001, the Company terminated an agreement with a clearing broker/dealer, Wexford Clearing Services Corp., for securities clearance services. When it acted as a broker/dealer, the Company executes all trades through this clearing corporation on a fully-disclosed basis receiving a commission from the clearing corporation.

Profit and loss arising from securities transactions entered into for the account of the Company are recorded on a trade-date basis.

Clearing Expenses

Clearing expenses are recorded monthly as billed by Wexford Clearing Services Corp.

Income Tax Status

The Company, with the consent of its stockholder, has elected to be a C-corporation under the Internal Revenue Code.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased that are not held for sale in the normal course of business to be cash equivalents at the mark of market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: CAPITAL STRUCTURE

Common Stock

The common stock is valued at $80,704.

Preferred Stock

As of April 10, 2001 the outstanding non-voting preferred stock held by Jack and Catherine Sullivan was redeemed in full and has a zero balance as of September 31, 2001.

NOTE 3: NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company was required to maintain a minimum net capital as defined in such of $100,000.00 until July 26, 2001. On July 26, 2001, the NASD approved a restructuring of the Company's business plan and the sale to Marco Polo Network Ltd. The NASD also granted the firm continuance in membership and reduced the required minimum net capital to $5,000.00. On August 17, 2001, the paid-in capital was reduced. As of December 31, 2001, the Company's net capital was $6,119.00 compared with the minimum net capital requirement of $5,000. Under the rule, aggregate indebtedness may not exceed 1,500% of net capital. At December 31, 2001, the Company's ratio of aggregate indebtedness amounted to 0% of net capital.

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York 10543

Tel: 914.834.8175
Fax: 914.381.1679
e-mail:louise_crystal@msn.com

February 25, 2002

To Board of Directors
of Marco Polo Securities,Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Marco Polo Securities, Inc., a wholly-owned subsidiary of Marco Polo Network Ltd. for the period from January 1, 2001 to December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements of prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the SEC's above-mentioned policies. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Louise C. Forlenza CPA, P.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2001

NET CAPITAL:	
Total Stockholders' Equity from the Statement of Financial Condition	$ 6,119.00
Additions / Deductions	
Haircuts on Securities	$ 0.00
Net Capital	$ 6,119.00
AGGREGATE INDEBTEDNESS	$ 0.00
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting Broker Dealer	$5,000.00
Net Capital in excess of required minimum	$1,119.00
Excess Net Capital at 1000%	$ 6,119.00
Ratio of Aggregate Indebtedness to Net Capital	0%

STATEMENT PURSUANT TO RULE 17a-5 (d)(4) December 31, 2001

Reconciliation with Company's computation (included in part IIA of form x-17 A-5 as of December 31, 2001)

Net Capital, a Reported in Company's Part IIA (unaudited) FOCUS Report	$ 6,119.00
Audit adjustments to Increase Accrued Liabilities	$ -
Net Capital Per Above	$ 6,119.00

There were no material differences in the computation of Net Capital under Rule 15c3-1 from the Company's computation of their amended Focus Report.

STATEMENT IN CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2001 to December 31, 2001 there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company was exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provision of SEC rule 1c3-3 based upon Paragraph k (2) (ii) of the Rule until September 30th, 2001, when the Company's exemption was changed to Paragraph k (2) (i) of the Rule.